Filed by Zapp Electric Vehicles Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CIIG Capital Partners II, Inc.

Commission File No.: 001-40802

Zapp’s i300 Carbon Wins Prestigious Red Dot Product Design Award

•	High-performance urban electric two-wheeler selected by Red Dot’s international panel of expert jurors

•	Builds further momentum after recognition of Zapp and the i300 at the German Design Award, Good Design Award, as well as Britain’s E-Mobility Awards

•	Zapp’s debut product, the i300 Carbon Launch Edition high-performance electric two-wheeler, is being launched in Europe this year

•	Media assets available here

LONDON, April 13, 2023 – Zapp Electric Vehicles Limited (“Zapp” or the “Company”), a UK-based, high-performance two-wheel electric vehicle company, has received yet another endorsement for its innovative i300 Carbon Launch Edition with a category win at the internationally renowned Red Dot Award for Product Design.

Every year, the Red Dot Award: Product Design sets out to find the year’s best products. The products selected by the Red Dot Jury to win an award may be aesthetically appealing, functional, smart or innovative, but what they all have in common is their outstanding design. The Red Dot Jury is made up of a global team of leading design experts.

Zapp’s Red Dot victory arrives shortly after the Company’s wins at the Good Design Award, the German Design Award, as well as a highly successful night at the E-Mobility awards, held at the British Motor Museum, where Zapp took home an unprecedented three category prizes, along with a further award of merit.

The Red Dot Award further reinforces the world-class design credentials of Zapp and its debut product, the i300 Carbon, which is now available to pre-order on Zapp’s website www.zappev.com.

Warin Thanathawee, Chief Design Officer, Zapp, said: “We are absolutely delighted to have won this prestigious Red Dot Award: Product Design. Zapp is very much a design-led company; quality and innovation are at the centre of all that we do, so to have our work recognised by Red Dot’s expert, international jury is a great honour.”

“For the i300, we’ve created a design that blends old and new, one that simultaneously draws inspiration from the history of two-wheeled transport, and looks towards an exciting, electrified future. We’ve created a totally new design language that conveys Zapp’s technological advancement and high-performance credentials, all through appealing forms that are simple yet elegant.”

Zapp is a British company on a mission to redefine the electric two-wheeler segment. Zapp’s debut product, the i300 is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun.

To achieve this, Zapp’s design team created a unique and innovative ‘Z’-shaped exoskeleton architecture. This distinctive design lowers the i300’s weight and centre of gravity to deliver superb on-road performance and handling. The i300 is capable of accelerating from 0-30 mph in just 2.3 seconds and its unique configuration and exoskeleton architecture also meaningfully reduces weight, maximising efficiency and boosting battery range.

Another key innovation of the i300 is its ultra-portable double battery system. Each battery pack weighs just 6kg and can be charged from 20% to 80% via a standard 220v/110v wall socket in approximately 40 minutes. The portability of the battery packs makes the i300 easy to charge anywhere and at any time without reliance on a public charging network.

Zapp is committed to Gen-2 sustainable design and production and the i300 exemplifies Zapp’s mission to create truly sustainable products. Not only are most of the i300’s components recyclable, but its exoskeleton architecture lowers the number of components required for assembly, in turn reducing assembly steps and energy used.

Proposed Business Combination

On November 22, 2022, Zapp and CIIG Capital Partners II, Inc., a U.S. publicly-listed blank check company (Nasdaq: CIIG) (“CIIG II”), announced that they have entered into a definitive merger agreement (the “Merger Agreement”). Upon closing of the transaction contemplated by the Merger Agreement (the “Business Combination”), the combined company, Zapp Electric Vehicles Group Limited (“Pubco”), a Cayman Islands exempted company, is expected to list its ordinary shares on the Nasdaq Stock Market under the ticker symbol “ZAPP”. The Business Combination is expected to close in the first half of 2023, subject to stockholder approvals and other customary closing conditions.

About Zapp

Zapp Electric Vehicles Limited is a British company – run by a team of experts from the mobility industry – on a mission to redefine the electric two-wheeler segment. Zapp created the i300 as an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers expected to come to market from Zapp. Zapp is expected to operate a high-quality direct-to-customer (DTC) experience called DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by “Zappers” who provide at-home inspection, service and support throughout the vehicle ownership lifecycle.

About CIIG Capital Partners II, Inc.

CIIG Capital Partners II, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG II’s units, Class A common stock and warrants trade on the Nasdaq Stock Market under the ticker symbols “CIIGU,” “CIIG,” and “CIIGW” respectively.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach, Ralf Esper

(949) 574-3860

zapp@gatewayir.com

Global Media Relations Contact:

Influence

Lisa Palmer

+ 44 (0) 7956 710028

pr@zappev.com

North America Media Relations Contact:

Gateway PR

Zach Kadletz

(949) 574-3860

zapp@gatewayir.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination between CIIG II, Zapp and Pubco, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of CIIG II, (iv) the risk that CIIG II may not have sufficient funds to consummate the Business Combination, (v) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (viii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the proposed Business Combination, (x) the ability of Pubco, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (xi) volatility in the price of the securities of Pubco, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive electric vehicle industry, (xiv) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xvi) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvii) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of risk factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”), CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by Pubco, CIIG II or a successor thereto from time to time with the U.S. Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this press release represent the views of Zapp, Pubco and CIIG II as of the date of this press release. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this press release are qualified by these cautionary statements. Zapp, Pubco and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, Pubco nor CIIG II gives any assurance that Zapp, Pubco or CIIG II will achieve its expectations. The inclusion of any statement in this press release does not constitute an admission by Zapp, Pubco or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, 15 U.S.C. § 77a et seq. (“Securities Act”). In connection with the Business Combination, Pubco filed the Registration Statement on December 16, 2022, which included a preliminary proxy statement of CIIG II and a preliminary prospectus of Pubco. The SEC declared the Registration Statement effective on March 17, 2023, and CIIG II mailed a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein contains important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). Pubco and CIIG II may also file other documents with the SEC regarding the Business Combination. Before making any voting decision, CIIG II stockholders and other interested persons are urged to read the definitive proxy statement/prospectus, and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, Pubco, CIIG II and the Business Combination.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CIIG II may be obtained free of charge from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus. You can find more information about CIIG II’s directors and executive officers in CIIG II’s Annual Report on Form 10-K, filed with the SEC on February 14, 2023, and in the proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Pubco, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.